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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
        U.S. Dollar 25,000,000 Variable Interest Rate Index-Linked Notes,
                              due December 10, 2013






                    Filed pursuant to Rule 3 of Regulation BW






                            Dated: November 20, 2003


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     The following information regarding the U.S. Dollar 25,000,000 Variable
Interest Rate Index-Linked Notes due December 10, 2013 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15,
2003) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 25,000,000 Variable Interest Rate Index-Linked Notes due December 10, 2013.

          (b) The interest rate shall be a fixed rate of 3.00 percent for the period from December 10, 2003 to January 10, 2004. Thereafter, the interest shall be calculated according to the following formula:

                          CPI(t) - CPI(t-12)
                       [----------------------]*1.40
                               CPI(t-12)

where:

     - "CPI(t)" means the current level of the non-seasonally adjusted US City Average All Items Consumer Price Index for all Urban Consumers ("CPI-U (NSA)") as calculated and published monthly (unrevised) by the Bureau of Labor Statistics of the US Department of Labor, for the month that is four months prior to the month in which the relevant interest payment date falls, and
     - CPI(t-12) means the current level of CPI-U (NSA) for the month that is sixteen months prior to the month in which the relevant interest payment date falls.

Interest payment dates will be the tenth day of each month, commencing on January 10, 2004 and ending on December 10, 2013.

          (c) Maturing December 10, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Not applicable.

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          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f) Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h) See Prospectus, pages 6-10.

          (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

          The Bank will enter into a Terms Agreement with Morgan Stanley & Co. International Ltd. as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 25,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about December 10, 2003.

          The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     Item 3. DISTRIBUTION SPREAD

                Price to             Selling Discounts and       Proceeds to the
                 Public                   Commissions                 Bank(1)
                 ------                   -----------                 -------
           Per Unit: 100.00%                 1.25%                    98.75%
         Total: USD 25,000,000            USD 312,500             USD 24,687,500

     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

-------------------
(1)  Without deducting expenses of the Bank, which are not yet known.

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          The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

          None